February 15, 2019

VIA EDGAR

Securities and Exchange Commission

Washington, DC 20549

Re:	MainStreet Bancshares, Inc.

Form 10 - General Form for

Registration of Securities

Ladies and Gentlemen:

On behalf of MainStreet Bancshares, Inc. (the “Company”), we are transmitting via EDGAR the Company’s Registration Statement on Form 10 for registration of its class of common stock under Section 12(b) of the Securities Exchange Act of 1934, as amended.

The Company is filing this Registration Statement in order to be able to file periodic and other reports with the Commission and to list its common stock on the Nasdaq Capital Market.

Should you have any questions on this filing, please do not hesitate to call me at 202-203-1088.

Very truly yours,

/s/ Edward B. Crosland, Jr.

Edward B. Crosland, Jr.

1227 25th Street NW, Suite 200 W | Washington, D.C. 20037 | T: 202.434.4660 | F: 202.434.4661 | joneswalker.com